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                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                             AMENDMENT NO. 3 TO
                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                MBf USA, Inc.
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                              (Name of Issuer)


                        Common Stock, $.01 par value
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                       (Title of Class of Securities)


                                 55262 R 206
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                               (CUSIP Number)

                                 Carol Chan
                                  Plaza MBf
                         No. 8, Jalan Yap Kwon Seng
                        50450 Kuala Lumpur, Malaysia
                               (603) 267-8800
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               March 31, 1998
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           (Date of Event which Requires of Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:  [ ]



                              Page 1 of 6 pages



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CUSIP NO. (55262 R 206)                                        Page 2 of 6 pages
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    1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons

          MBf International Limited

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     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [  ]

          (b)  [  ]

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     3)   SEC Use Only

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     4)   Source of Funds:  Not applicable

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     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)      [  ]

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     6)   Citizenship or Place of Organization:  Hong Kong

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Number of Shares           (7)   Sole Voting Power                   1,682,275
Beneficially Owned         -----------------------------------------------------
by Each Reporting          (8)   Shared Voting Power                 0
Person With                -----------------------------------------------------
                           (9)   Sole Dispositive Power              1,682,275
                           -----------------------------------------------------
                           (10)  Shared Dispositive Power            0
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CUSIP NO. (55262 R 206)                                        Page 3 of 6 pages



     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,682,275

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     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions):    [  ]

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     13)  Percent of Class Represented by Amount in Row (11):  24.7%(1)

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     14)  Type of Reporting Person (See Instructions):  CO




_____________________

     (1)This percentage is based upon the conversion of all 1,252,538 shares of Class A Common Stock into Common Stock and the issuance of an additional 2,500,000 shares of Common Stock by the Issuer in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation S promulgated thereunder.




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CUSIP NO. (55262 R 206)                                        Page 4 of 6 pages


ITEM 1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is shares of Common Stock, $.01 per Share par value, of MBf USA, Inc. (the "Issuer").

     The name and address of the principal executive offices of the Issuer are:

          MBf USA, Inc.
          500 Park Blvd., Suite 1260
          Itasca, Illinois  60143


ITEM 2.   IDENTITY AND BACKGROUND.

     (a) Name:                   MBf International Limited ("MBf International")

     (b) Business and Principal  17th Floor, One Pacific Place
          Office Address:        88, Queensway
                                 Hong Kong

     (c) MBf International is a subsidiary of MBf Holdings Sdn. Bhd., a Malaysian publicly traded company. MBf International is an investment holding company.

     (d) During the last five years, MBf International was not convicted in a criminal proceeding.

     (e) During the last five years, MBf International was not a party to a civil proceeding of any judicial or administrative body which resulted in a judgment or order relating to a violation of any federal or state securities laws.

     (f) MBf International is a Hong Kong corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Not applicable; MBf International has disposed of all of its Class A Common Stock of the Issuer. The Class A Common Stock is convertible into Common Stock of the Issuer on a one-for-one basis.

ITEM 4.   PURPOSE OF TRANSACTION.

     On May 20, 1997, MBf International entered into a Sale and Purchase Agreement (the "Agreement") with Wembley Rubber Products (M) Sdn. Bhd. ("Wembley"), a Malaysian company, providing for the sale by MBf International to Wembley of 1,252,538 shares of Class A Common Stock (the "Series A Shares"), which comprise all of the Issuer's outstanding Series A




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CUSIP NO. (55262 R 206)                                        Page 5 of 6 pages



Shares. The Series A Shares are convertible into Common Stock on a one-for-one basis. The purpose of these transactions is for MBf International to sell all of its Class A Shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     1,682,275 shares of Common Stock or 24.7% of the Issuer's Common Stock based upon the conversion of all 1,252,538 shares of Class A Common Stock into Common Stock and the issuance of an additional 2,500,000 shares of Common Stock by the Issuer in a transaction exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Agreement requires that the Issuer appoint two representatives of Wembley as Class A directors of the Issuer upon execution of the Agreement and four additional Wembley representatives as additional Class A directors after completion of all conditions under the Agreement. All then sitting Class A directors of the Issuer, except Edward J. Marteka, would resign their positions with the Issuer upon completion of the Agreement. Loi Heng Sewn shall be appointed a Class B director.

     The Issuer entered into and closed a Stock Acquisition Agreement with MBf International dated as of October 31, 1995, whereby MBf International exchanged its beneficial interest in 1,365 shares of common stock (par value equivalent to $1,000 US Dollars each) of PT MBf Buana Multicorpora ("PT Buana"), which represents a 70% majority interest in the outstanding common stock of PT Buana, and a non-interest bearing demand note in the principal amount of $737,769 ("Note") for 255,072 shares of the Issuer's Common Stock having an aggregate value of $1,219,563. The Note is guaranteed by MBf Holdings, the parent of MBf International.

     On March 31, 1998, MBf International entered into a Call and Put Agreement with Wembley granting an option to Wembley (the "Call Option") to purchase up to 50% of the Issuer's Common Stock owned by MBf International for a one year period beginning on March 31, 1999. In addition, Wembley has granted an option to MBf International (the "Put Option") to sell up to 1,682,275 shares of Common Stock for a one year period beginning on March 31, 1999. The number of shares subject to the Call Option will be adjusted if MBf International sells any Common Stock pursuant to the Put Option. The Call Option exercise price is $6.00 per share and the Put Option exercise price is $5.00 per share.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     a) Call and Put Option Agreement dated as of March 31, 1998 between MBf International Limited and Wembley Rubber Products (M) Sdn. Bhd.



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CUSIP NO. (55262 R 206)                                        Page 6 of 6 pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MBf International Limited



                                    By:   /s/ Tan Mong Sing
                                       --------------------------------------
                                    Its:  Director
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May 8, 1998